Exhibit 99.1

Draganfly Announces John Mitnick as Chairman of the Board

Washington, DC. May 9, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announces governance changes consistent with best-in-class governance practices and management changes to certain positions.

“We are thrilled that John Mitnick has accepted the position of Chairman of the Board of Draganfly. John’s experience is unparalleled as to how he can help Draganfly achieve its strategic growth targets and drive shareholder value. This is an exciting time for Draganfly in its evolution,” said Mr. Chell.

“I joined Draganfly’s Board of Directors in 2020 because I believe strongly in the potential of drones and related technologies to provide safe and reliable value-added solutions across all sectors of the economy and Draganfly’s ability to continue to be a leader in the drone space,” said Mr. Mitnick. “Draganfly’s technology and talented team are second to none, and I look forward to continuing to work with my Draganfly colleagues in this new role to achieve the company’s vision and growth potential.”

Independent Chairman

John M. Mitnick, a member of the board of directors of the Company (the “Board”) since June 2020, has been appointed Chairman of the Board. Cameron Chell, the Chief Executive Officer and director, has also been appointed President of the Company (as detailed below).

Mr. Mitnick is an American business leader and attorney with more than 30 years of experience serving at the highest levels of government and the private sector. His experience includes serving as the Senate-confirmed General Counsel of the U.S. Department of Homeland Security (DHS), in which capacity he was the chief legal officer of a federal security and law enforcement agency with over 240,000 employees, was responsible for providing legal advice and counsel to DHS and all of its components, and supervised more than 2,500 attorneys. Mr. Mitnick has also served as Vice President and General Counsel of a $3 billion division of Raytheon, as Associate Counsel to President George W. Bush in the White House, and as a business transactions partner focusing on mergers and acquisitions in the global law firm now known as Kilpatrick Townsend & Stockton LLP. He received his Juris Doctor degree from the University of Virginia School of Law and a Bachelor of Arts degree in Jurisprudence from the University of Oxford. He also holds a Bachelor of Arts degree in History and Political Science (summa cum laude) from Emory University.

Management

Cameron Chell will assume the President role along with being the CEO of the Company. Scott Larson will remain a director of the Company.

“I want to express my deep gratitude and respect for the work Scott has done as our President laying the groundwork for us to be the world-class enterprise we are growing into. I am looking forward to continuing to work with Scott as our lead director, as his ongoing leadership and experience are crucial and invaluable.”

Paul Mullen, formerly the Vice President of Draganfly’s Vital Intelligence Group, has been appointed to serve as the Company’s Chief Operating Officer. Mr. Mullen is the first individual to hold this position.

“I am excited to announce that Mr. Mullen has been appointed Draganfly’s Chief Operating Officer,” said Mr. Chell. “This is a natural and exciting progression of our growing business. Mr. Mullen’s operational and technical experience are exceptionally well-suited to meet the growth Draganfly has in front of it. We are very lucky to have Paul accept this role—he will be invaluable as we continue to scale and meet the strategic growth demands required from our customers.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: certain position changes at the board and executive levels, as detailed in this press release, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.